

Juhi LLC

Holistic healing for the body, mind, and spirit. Edit Profile

$500	$3,000,000	Crowd Note
Minimum	Valuation cap	Security Type

Juhi LLC is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 5.00% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Juhi LLC without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures. The contents below are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Annual US Spend On Complementary And Alternative Treatments

$34 Billion

Annual US Spend On Non-Vitamin, Non-Mineral Natural Products

$14.8 Billion

> Limited operations have resulted in an average of $624 of revenues / patient / month

> Payback period per The Juhi Center is projected to be less than 12 months with 50%+ gross margins

> 40% of US adults use a holistic therapy annually; 11% of US children have used some type of holistic therapy

> Founder's clientele includes professional athletes, celebrities and CEOs

> Monthly revenues grew 150% from start of operations in January 2016 to September 2016

> Round Size: US $1,000,000

> Raise Description: Seed

> Minimum Investment: US $500 per investor

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> Security Type: Crowd Note

- Valuation Cap: US $3,000,000
- Target Minimum Raise Amount: US $100,000
- Offering Type: Side by Side Offering

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The mission of The Juhi Center is to provide holistic, whole body healing through a complement of the most effective naturopathic treatments and products from around the world.

Juhi LLC is addressing the highly fragmented $34B market for complementary and alternative medicine treatment in the US through a singular brand platform across content, product, and services. In early 2017, Juhi LLC plans to open The Juhi Center in its first location in New York City to provide holistic, whole body healing through a complement of effective naturopathic treatments and products from around the world.

The Problem

Traditional healthcare often focus on a "symptomatic" model based on pattern matching, generalized treatment, dependence, and toxicity. The result is a healthcare model that is expensive, ineffective, and does not address the root ailment.

The Solution

Juhi LLC employs a "holistic" treatment model based on deep diagnosis, personalized regimens, patient empowerment, and detoxification. We believe the result is true wellness and exceptional patient satisfaction as evidenced by 2.4 average patient visits per month and an average spend of over $260 per session.

The Opportunity

Consumers are increasingly interested in natural, naturopathic, organic, and non-invasive methods of healthcare where they have more transparency and control over their health outcomes. As a result, the market for natural medicine is large, diverse, and growing. $34B is spent out of pocket each year in the US on natural medicine (accounting for $1 out of every $8 spent on out of pocket healthcare).

In addition, 40% of American adults and 11% of American children have used natural medicine therapy in the past year with the average patient visiting a practitioner nine times a year and spending an average of $150 per first time visit.

About Our Founder & Chief Practitioner

Juhi Singh, MA, LAc, our Founder, CEO & Chief Practitioner, is an Oriental Medicine Specialist, Acupuncturist, Ayurvedic Nutritionist, and Chinese Herbalist, and has been described as a "miracle worker" that "delivers long-lasting beauty, health, and happiness" for her patients. Rapidly emerging as a new face of holistic health, Juhi is a thought-leader in the field of natural medicine with a clientele consisting of professional athletes, actors, and CEOs.

What Our Patients Are Saying*

"The Center delivers a level of care and effectiveness that I have not seen previously during my career as a professional athlete. Their ability to heal the root causes of pain through a combination of acupuncture, ayurveda, and patient empowerment is one of the main reasons that the Center attracts athletes that need to consistently perform at a high level."

- Torrie Wilson, Professional Athlete and Model

"I had an undiagnosed auto-immune disorder that was causing me pain throughout my body and was ruining my life. Diminishing my sleep, making me limp, unable to play tennis, run after my toddler, even my beloved cycling was becoming so painful I nearly had to stop. Within weeks of treatments, I was sleeping normally, cycling with joy, and no longer had an excuse when it came to catching my son! I've recommended her to friends, co-workers, family, and even strangers ever since."

- Kristin Cole, Emmy Award Winning Reporter, WPIX New York

"As the son of a doctor, I appreciate the power of western medicine but I also know that I wasn't getting the relief I needed for the symptoms that I had. When I found the Center, it opened my eyes to the power of eastern medicine and now my entire family's approach to health has changed. We meditate, we get acupuncture, we all recognize the power of our body to heal itself."

- Jeremy Goldberg, President & Co-Founder, LeagueApps

"The Center has provided me the most impactful and effective healthcare I have ever experienced. Their emphasis on deep diagnosis and patient education alongside personalized treatments has made all of the difference for me. I recommend the Center to nearly everyone that would benefit from better health and wellness."

- Vinodh Bhat, President & Co-Founder, Saavn

**Disclaimer: The following individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.*

***Disclaimer: SI Securities was unable to verify for or against the information noted in the materials.*

Pitch Deck

Highlights
Overview
Pitch Deck
Product & Service
Q&A with Founder
Investor Perks
Financial Discussion
Market Landscape
Data Room
Updates
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THE JUHI CENTER
Holistic healing for the body, mind and spirit

Highlights
Pitch Deck
Team Story
Term Sheet
Financial Discussion
Overview
Product & Service
Q&A with Founder
Investor Perks
Market Landscape
Data Room
Updates
SeedInvest
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Product & Service

Our Products & Services

The Juhi Center is dedicated to providing personalized holistic healing for each individual. Patients at the Center can choose treatments a la carte or begin with an initial diagnosis and consultation that will result in a custom formulated healing regimen.

We plan to include the following services and treatments: Acupuncture, Ayurvedic Diagnosis and Consultation, Ayurvedic Nutrition, Chinese Herbal Medicine, Cupping, Facial Rejuvenation, Guided Meditation, Himalayan Salt Room Therapy, Infrared Sauna Therapy, Steam Shower Therapy, Homeopathy, Therapeutic Massage, Reiki, In-House MD and On Call Physical Therapist.

In addition, we plan to sell products to complement the treatments that we offer and to stimulate healing.

Benefits to Our Patients

- Patient-specific diagnosis and consultation using both eastern and western modalities.
- Personalized regimens that draw from multiple modalities and empower the patient with sensible lifestyle modification.
- Focus on both preventative and acute care to maintain wellness.
- Emphasis on natural, homeopathic, and organic solutions that do not introduce toxicity.

Key Milestones

- CEO and Chief Practitioner, Juhi Singh, MA, LAc, has 12+ years of experience as a doctor of integrated medicine with clientele that includes professional athletes, celebrities and CEOs.
- Our operating team has over 20+ years experience in operating large scale doctor's practices and over 20+ years experience in retail marketing to women.
- Our flagship location in New York City is located at 164 E. 61st Street with over 2,000 square feet of ground floor retail and state of the art amenities including an Infrared Sauna and Himalayan Salt Room.
- We have identified practitioners with over 50+ years of collective experience that can offer a full complement of naturopathic treatments upon Center open in early 2017 including Homeopathy, Therapeutic Massage, Physical Therapy and Facials.
- Despite the Center currently under construction, we are generating $2,000 / day in gross billings ($16,000+ in September 2016) based on a single practitioner operating two days a week (8% utilization).
- Our monthly revenues have grown 150% in the first 9 months of the years with the average patient visiting the Center 2.4 times per month, spending $240 per session and $576 out of pocket.

***Disclaimer: SI Securities was unable to verify for or against the information noted in the materials.*

Gallery

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Our Founder & CEO, Juhi Singh, LAc, MA. Juhi Singh, our CEO, Founder and Chief Practitioner, practicing at Saint Vincent's Orphanage in Haiti.







Team Story

At the age of 16, Juhi Singh was diagnosed with ulcerative colitis and Crohn's disease, which quickly turned critical within a few years. When western medicine options alone did not offer healing, Juhi pursued alternative therapies in India. Under the care of the esteemed Asha Wollman, a pioneer in contemporary alternative medicine, Juhi made a full recovery within three months and has been symptom free for over twenty years. Seeing the tangible results of following a strict Ayurvedic diet and a regular course of acupuncture inspired Juhi to fully immerse herself in eastern medicine studies and pursue this path as well. Over time, Juhi has come to understand how best to target different therapies for improved health and energy, ranging from acupuncture, homeopathy, and Ayurvedic nutrition to yoga and guided meditation.

The Juhi Center was founded in 2016 with the intention of educating and empowering patients to discover their own best health. Juhi recruited an experienced team with backgrounds in medical practice management and creative marketing to help grow the business. The Juhi Center offers highly personalized care in the form of various specialties and treatments to create a holistic solution for optimal wellness.

Meet the Founders



Juhi Singh, MA, LAc
FOUNDER, CEO & CHIEF PRACTITIONER



Juhi Singh, MA, LAc, our Founder, CEO & Chief Practitioner, is an Oriental Medicine Specialist, Acupuncturist, Ayurvedic Nutritionist and Chinese Herbalist, and has been described as a "miracle worker" that "delivers long-lasting beauty, health, and happiness" by her patients. Rapidly emerging as the new face of holistic health, Juhi is a thought-leader in the field of natural medicine with a clientele consisting of professional athletes, actors, and CEOs.

Q&A with the Founder

Q: What is the strategy for the Juhi brand?

Juhi LLC: We believe there is a unique opportunity to build a "Martha Stewart" type of brand for natural health and wellness given the absence of strong, marketable thought leaders and practitioners in the industry. Our patient treatment protocol and practice management philosophy has been developed by our CEO & Founder over 10+ years based on thousands of patient interventions and are proprietary to Juhi LLC. The opportunity is to build a brand by expanding horizontally to additional centers and expanding vertically to offer content and products to a broader audience.

Q: What does AOV (average order value) and Total Patient Utilization look like?

Juhi LLC: Our average AOV is $260 (we charge more for acupuncture facial rejuvenation and customized facials) with the average patient visit the Center 2.4 times per month and generating $624 in revenues. In September 2016, as an example, we generated $16,703 based on a utilization rate of 7% (one practitioner working two days a week while construction began). We have identified four additional practitioners that we expect to join upon the Center opening in April 2017 that we project will increase utilization to 50% based on their current patient load.

Q: Who is the consultant from Triage Medical Consulting NYC?

Juhi LLC: This is Lael Carter who serves as our Operations Director and who Juhi has known for over 3 years. She will eventually move to full-time with the Center. Lael has 20 years of experience building and managing medical practices. Lael is currently responsible for defining and implementing all our patient management protocols including setting up our Electronic Health Records Software, Customer Relationship Management Software, Billing, and Accounting.

Q: Please talk about your additional hiring plans.

Juhi LLC: In addition to Lael joining as our full-time Operations Director, we plan to recruit additional practitioners that will be working at the Center alongside our CEO & Chief Practitioner, Juhi Singh. Specifically, we have identified a Homeopathist (20+ years of experience), Massage Therapist (10+ years of experience), On-Call Physical Therapist (24+ years of experience) and Facialist (15+ years of experience).

Q: What are Account Receivables of $64K as of August 2016?

Juhi LLC: We currently have a $34,000 receivable outstanding related to an amicable settlement made with a former partner for return of property. The receivable is secured by the assets of the partner and to date the partner has made all such payments related to the receivable on a timely basis and has not been in default.

Q: How much of the $645 raised in the first close has been spent? Are these the same terms we're receiving?

Juhi LLC: We have approximately $125,000 of current assets, including cash and short-term receivables on hand, as well as an additional $44,000 in security deposit with our Landlord. All investors are receiving the same Series Seed security on the same terms and at the same valuation with the exception that investors who invested prior to June 30, 2016 received 5% warrant coverage in return for taking the greatest risk.

Q: Why are you not including COGs (processing, materials, practitioners)?

Juhi LLC: Currently, we have no Cost of Goods Sold because Juhi is the only Practitioner that is employed by the Center prior to the completion of construction and the Center opening in April. Juhi is currently on salary and the only costs are materials. Upon the additional practitioners joining the Center, we will realize Cost of Goods Sold related to the services that we are delivering to them.

Q: How much revenue will the Center generate from each session delivered?

Juhi LLC: The Center retains a high gross margin of approximately 50% after deducting the cost of goods sold which includes providing treatment rooms, supplies, billing, processing, etc. We are able to recruit exceptional and experienced practitioners because under our premium pricing model and efficient cost structure they are able to generate 50% - 60% more revenues than in their current practices.

Q: In regards to seasonality, how are you calculating 50% drop off in August and December months?

Juhi LLC: We are being conservative in our seasonality assumptions that during August and December our current clientele typically takes vacation. As a result, we presume that the Center may only see patients for 2 of the 4 weeks during these months and even then at only 25% of our normal patient volume.

Q: What does Square Receivable include? What are payment days on this?

Juhi LLC: In general, it usually takes 2-3 days from the time the credit card transaction is settled to when it is deposited into our bank account. So for example, at the end of a month the only amounts that would remain as accounts receivables would be credit card sales that were made in the last 2 - 4 days of that month and these receivables would be collected in the first 2 - 4 days of the new month.

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The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Side by Side Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

TERMS & DESCRIPTION	REGULATION D - RULE 506(C)	REGULATION CF
Investor Types	Accredited Only	Accredited and Non-accredited
Round description	Seed	Seed
Round size	US $1,000,000	US $1,000,000
Offering cap	N/A	US $1,000,000
Minimum investment	$20,000	US $500
Target minimum	US $780,000	US $100,000
Security type	Crowd Note	Crowd Note
Valuation cap	US $3,000,000	US $3,000,000

Investor Perks

$5,000:   Acupuncture Treatment ($200.00 value)

$10,000: Ayurvedic Nutrition Consultation and Acupuncture Treatment ($375.00 value)

$25,000: Facial Rejuvenation Treatment ($450.00 value)

$50.000: Juhi Center Wellness Package Includes: Ayurvedic Nutrition, Acupuncture, Salt Room Therapy and Infrared Sauna Therapy ($750.00 value)

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

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Financial Discussion

Financial Statements

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were reviewed by Artesian CPA, LLC.

Juhi Center LLC was incorporated as a Delaware Limited Liability Company on December 3, 2015. On December 8, 2015, the company changed its name to Juhi LLC. The company commenced operations in January 2016 and has received a review of its financial statements ending and as of December 31, 2015, attached as Exhibit B to Form C.

In the following paragraphs, we include a discussion of the financial statements.

Financial condition

As a newly incorporated company, we have recognized limited revenues. Accordingly, we are a development stage company and are dependent on additional financing, including this offering, in order to have the funds to develop our products and services in the United States.

Operations

Beginning in January 2016, we have reached several milestones. First, we retained Wilentz, Goldman, & Spitzer, a healthcare practice management law firm in the New York metropolitan area, as our healthcare counsel to help structure the business to be compliant with similar medical practices operating in New York City and beyond. We then retained Reitler, Kailas & Rosenblatt, a corporate finance law firm in the New York metropolitan area, as our finance counsel and with their assistance secured an initial investment of $595,000 in the first close of our Series Seed round. Simultaneously, we recruited key members of our operating team to lead operations and marketing who each have over 20 years of experience with medical practice management and marketing to our core consumer of urban affluent women. We secured a multi-year lease for 2,000 square feet of ground floor retail space at 164 E. 61st Street in New York City and began operations out of the new space. We have identified several practitioners that will join the Center upon completion of the construction which is expected to be in February 2017.

In the next 12 months, the Center will conduct a full launch at its flagship location alongside several practitioners and will offer a full complement of naturopathic treatments that include Ayurveda, Acupuncture, Homeopathy, and Therapeutic Massage under an integrated practice model. The Center has also began discussions with several vendors for private labeling of products under The Juhi Center brand including Fusionary Formulas which we anticipate we will be available for offer in the first half of the year. We expect that the Center will achieve profitability within two quarters of its launch in March 2017.

Liquidity and Capital Resources

To date, we have generated limited revenues. While some financial resources have come from providing services to clients, this revenue will not cover all of our expenses. Since inception, we have relied on the initial capitalization of $695,000 made by Series Seed Investors. Currently, our only potential source of revenue will be from a single practitioner, Juhi Singh. No significant revenues have come from any other source and Juhi's billings may only provide a portion of the money needed to operate the company, and profits are not likely for some time. The company has not committed to make any capital expenditures.

The current offering under Regulation Crowdfunding will provide us with increased liquidity to undertake our business plan described on the SeedInvest website. If we are not able to raise funds through Regulation Crowdfunding or through SeedInvest, we will continue to raise money through the sale of our securities to accredited investors to finance our operations.

Indebtedness

The company has no indebtedness.

Recent offerings of securities

The company was initially funded with an offering of Series Seed Preferred Shares to accredited investors under Section 4(a)(2) under the Securities Act in January 2016 and thereafter on a rolling close. The proceeds from this financing were used to form and structure the medical practice entity, recruit key members to the team, secure a long-term lease, begin construction on the Center space and for working capital.

The company amended its Operating Agreement on March 22, 2016 to prepare for the Series Seed offering, including the denomination of all membership interests in the company into Common and Preferred Shares,

Valuation

The company determined the terms of the Crowd Notes in this offering internally based on its own assessment of the company's current and future value, as well as relative risk for investors investing in similarly situated companies. The Crowd Notes may convert to equity securities of the company in the future if the company engages in future equity financings. At that time, the valuation of the company will be determined through negotiations with prospective investors. Those prospective investors may determine the value of the company through one or multiple methods which include:

Liquidation Value— The amount for which the assets of the company can be sold, minus the liabilities owed;

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet; and

Earnings Approach — This is based on what the prospective investor will pay (the present value) for what the prospective investor expects to obtain in the future.

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Market Landscape

The market for natural medicine is large, broad, and growing. Approximately $34B is spent out of pocket each year in the US on complementary and alternative treatment. 40% of American adults use integrative medicine annually and one out of nine American children have used some type of holistic therapy. A typical natural medicine patient makes 19 visits per year and spends $150+ per first time visit.

Consumers are increasingly becoming more interested in natural, naturopathic, organic, and non-invasive methods of healthcare where they have more transparency and control over their outcomes. Juhi LLC is capitalizing on this trend as the one of few wellness center in the US that offers a full complement of naturopathic treatments that include Ayurveda, Acupuncture, Homeopathy, and Therapeutic Massage built under an integrated practice model.

Our patient treatment protocol and practice management philosophy has been developed by our CEO & Founder over the past 10+ years based on thousands of patient interventions and are proprietary to Juhi LLC. We believe there is an opportunity to build a "Martha Stewart" or "Tracy Anderson"-type brand for natural health given the absence of strong, marketable thought and practice leaders in the industry.

Juhi LLC competes indirectly with low-end, "Chinatown" acupuncture and wellness practitioners but these are not the target customers nor the target price point of the Center. Juhi LLC would also indirectly compete with high-end spas such as Canyon Ranch but these do not provide true wellness solutions.

Risks and Disclosures

The healthcare industry is heavily regulated and is frequently impacted by new or amended laws, regulations, judicial decisions, and governmental policies at the federal and state levels. These regulatory provisions include licensing requirements, legislation pertaining to prescription medications, anti-kickback legislation, prohibitions against "self-referrals" by medical practitioners and other licensees, prohibitions against the "corporate practice of medicine," and prohibitions against fee-splitting, among others. The company has been organized with the intent to comply with these various provisions, but these provisions are subject to differing interpretations and in any event are subject to change. Accordingly, no assurance can be given that the Company or its affiliates will not be found to be in violation of one or more of these laws or regulations, and any such finding could have a material adverse impact on the company. These health care regulatory risks include, but are not limited to, the following:

Federal and state laws prohibit the offer, payment, solicitation, or receipt of remuneration of any kind, directly or indirectly, as an inducement or in return for referrals, or for recommending items or services, although the particular laws vary in their scope and applicability. Marketing services in particular have drawn scrutiny by health care regulatory authorities, as such activities arguably can be viewed as referrals, or recommendations of items or services. Marketing services may be provided to the Company and its affiliates by persons who have equity interests in the company, and these relationships and interests could draw additional scrutiny by regulatory agencies. The Company has been organized with the intent not to violate these laws, but these statutes are subject to varying interpretations. Accordingly, there can be no assurance that the activities of the company or its affiliates will not be challenged or found to violate such laws.

General.**State laws prohibit the practice of medicine by corporations and other unlicensed entities and persons, although interpretations of these state laws differ significantly from state to state.** A few states, including New York, interpret their corporate practice of medicine laws particularly strictly. In such cases, an unlicensed entity, such as Juhi, could be found to violate the corporate practice of medicine law if it has or exercises excessive control over any medical practice for which it provides management and administrative services. The Company has been organized with the intent that it not violate any such law, but these laws are subject to varying interpretations. Accordingly, there can be no assurance that such activities will not be challenged or found to violate such laws.

Aspen Dental.**In June 18, 2015, the New York Attorney General and Aspen Dental Management Inc. ("ADMI") agreed to an Assurance of Discontinuance [Assurance No.15-103] after an Office of Attorney General investigation into ADMI's business practices.** Without admitting or denying wrongdoing, ADMI agreed to pay a civil penalty of $450,000 to resolve the investigation into allegations that its relationships with numerous New York dental practices constituted the unauthorized corporate practice of dentistry and improper fee splitting. In addition to payment of the $450,000 penalty, ADMI agreed to implement certain business practice guidelines with respect to its relationships with dental practices. Most of the business practice provisions described in Assurance No. 15-103 relate to compliance with New York law on the corporate practice of dentistry and fee splitting. Although the settlement involved dental practices and a dental management company, healthcare providers and healthcare management companies are also subject to similar rules governing the corporate practice of medicine and fee splitting. The company will need to consider the factors set forth in the settlement with ADMI in structuring its business and arrangements with healthcare providers, and may not do so to the extent ADMI would think necessary. Similar to ADMI, the Company could be the subject of investigation and penalties for failure to comply with the corporate practice of medicine and fee splitting prohibitions.

State laws prohibit the sharing or splitting of professional fees with non-medical professionals, although specific requirements vary. If the management fees payable to the company by its contracting practices are viewed as excessive, a fee-splitting violation could be alleged or found. The company's intent is that the management fees that it receives from its contracting practices be consistent with the fair market value of the management services furnished by the company, but there can be no assurance that no state regulatory authority will challenge or find that such payments constitute fee-splitting.

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state laws may prohibit the operation of a medical referral service, group advertising and referral service, or similar business, in which calls from prospective patients are received at a centralized location operated by the business and the business makes a profit by referring such callers to providers who participate in the arrangement. It is the company's intent to charge for the management and administrative services it provides, but not for any referrals of patients. However, there can be no assurance that no state regulatory authority will challenge or find that the company's charges in part constitute illegal payments for the referral of patients in violation of such statutes.

The company's growth strategy includes increasing revenues and earnings by contracting with healthcare providers to provide management and administrative services. The company's strategy may be affected by its ability to identify appropriate healthcare providers and negotiate and execute management agreements with those providers on favorable terms.

The revenue and profitability of the Company is dependent in part upon the success of its healthcare provider clients. Such success may be affected by the availability of a sufficient number of patients to be treated by the healthcare providers and private and governmental third-party sources of payment for the services provided to their patients. The amount the clients receive for their services may be adversely affected by market and cost factors as well as other factors over which the company has no control, including the election of the patients to use the healthcare providers, and future changes to payment systems and decisions of third party payors.

The healthcare business is highly competitive. There are a number of other healthcare management companies in the New York City area, which may directly compete with the company. In addition, healthcare providers may choose to manage their own practices, as opposed to outsourcing the management services. Some of the competing entities may have greater financial and personnel resources than the company. Further, members of the Company may engage in other competitive health care projects, subject to the restrictions set forth in the company's Operating Agreement.

Both federal and state government agencies have heightened and coordinated civil and criminal enforcement efforts as part of investigations of healthcare companies, as well as their executives and managers. These investigations relate to a wide variety of topics. Further, the federal law and some states permit private parties to bring "qui tam" whistleblower lawsuits against companies. The company's activities could become the subject of governmental investigations or inquiries and could result in significant expense, as well as negative publicity.

Insurance companies, managed care organizations, and other third-party payers may limit or not provide any reimbursement to patients for expenditures on medications or related medical care, and any such reimbursements currently available may be reduced or eliminated in the future.

We are a start-up company with limited history. The company was recently formed and accordingly, we have limited operations or history operating our proposed business on which an investment decision can be based. The likelihood of success of our business must be considered in light of the risks, costs, difficulties and delays frequently encountered by companies in their early stage of development, many of which are beyond our control.

In addition, the New York medical practice (the "Practice"), the initial medical provider for which the Company intends to provide management and administrative services, and from which the company intends to obtain revenues, was organized in early 2016; accordingly, the Company has limited revenues and the Practice and other medical providers with which the company intends to conduct business might not be successfully organized or able to engage in business.

Further, the Company or its affiliates may engage in sales of various products to consumers. The prices and availability of, and demand for, such products have not been determined, and the company might not be able to generate revenues from such products.

We currently have limited revenues and are dependent upon the proceeds of this Offering to grow our revenues and achieve profitability. We will have to substantially fund all of our operations and capital expenditures from the net proceeds of this Offering, and potential future financings, as we have limited cash at our disposal and have generated limited revenues. There can be no assurance that we would be able to raise the additional funding needed to implement our business plans or that unanticipated costs will not increase our projected expenses following completion of this offering.

We cannot predict our future capital needs and we may need to secure additional financing. We may need to raise significant additional funds in order to support our growth, develop new or enhanced services and products, respond to competitive pressures, or take advantage of unanticipated opportunities. If our financial resources are insufficient, we will require additional financing in order to meet our plans for expansion. We cannot be sure that this additional financing, if needed, will be available on acceptable terms or at all. Furthermore, any debt financing, if available, may involve restrictive covenants, which may limit our operating flexibility with respect to business matters. If additional funds are raised through the issuance of equity securities, the percentage ownership of our existing members will be reduced, our members may experience additional dilution in net book value per interest, and such equity securities may have rights, preferences, or privileges senior to those of our existing members. If adequate funds are not available on acceptable terms or at all, we may be unable to develop or enhance our services and products, take advantage of future opportunities, repay debt obligations as they become due, or respond to competitive pressures, any of which would have a material adverse effect on our business, prospects, financial condition, and results of operations.

Our equity incentive plan is to be adopted post-closing. We have authorized 80,000 Common Shares to be issued as phantom shares to individuals who perform services for the company. However, the company's phantom share plan (the "Phantom Plan") has not been adopted. The terms of the Phantom Plan may be unfavorable to investors in instruments other than the phantom units issued thereunder.

The company's financial review includes a "going concern" note. Even if we are able to successfully continue operations in the United States, we may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through this crowdfunding round and other sources, we may not accurately anticipate how quickly we may use the funds and if such funds are sufficient to make any profits at all.

We will need more people to join our company. In order to achieve growth, we will need to contract with additional practitioners. It is also likely that we will need to hire additional support staff as we grow. The people we bring on should come with specialized skills that will bring value to the company. There are no guarantees that we will be able to find the right people for the job.

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We operate in a new market in which we are trying to establish and respond to demand that does not yet exist. Being first might mean that we've got a great idea that will be the "next big thing." Or, there may be a reason that it hasn't been done before. While we are expecting the former, it is impossible to predict with certainty how the market will react to our service offering. In order to succeed, we will need to reach customers who see value in our service offering, and are able to purchase the services at a price that makes sense for both parties. Since our business is unique, we aren't sure if enough customers will be willing to pay the prices that we expect.

A significant portion of the shares in the Company will be held by the Chief Practitioner. Juhi Singh, MA, LAc, the Co-Founder and Chief Practitioner, will hold a significant portion of the outstanding shares in the company, and consequently, she will be able to exert a certain degree of control in certain decisions requiring members' consent.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances, and in certain circumstances only at the option of the company. These notes do not have a maturity date and only convert in limited circumstances. Investors in the Regulation CF offering will be considered non-major investors under the terms of the notes offered. Only major investors will have their notes converted shortly after their purchase; notes held by non-major investors will only convert at the sole discretion of the company or in the event of a subsequent corporate transaction (merger, buyout or other corporate transaction). If you choose to invest, you should be prepared that your notes will never convert and will have no value.

It is unclear how the Crowd Note would be interpreted by a court if we were forced into litigation. We are using Crowd Notes in this offering. Crowd Notes are designed to offer equity in the company at a future date when specified conditions occur. However, it is unclear how a court in Delaware would interpret the provisions of the Crowd Note in relation to our organization as a limited liability company and since the notes set the number of underlying securities an investor is entitled to now, but do not provide for interest or a maturity date and only convert in limited circumstances . Should we be forced to litigate the terms of the Crowd Note, it is possible that a court would not interpret the note as we do, thereby impacting the terms of the investment and possibly providing greater rights to some investors and lesser rights to others.

We are subject to a registration rights agreement. As discussed below in "Capital Structure", we are subject to a registration rights agreement that provides certain shareholders the right to demand full registration with the SEC in certain circumstances. Registration with and reporting to the SEC can be very burdensome, and in the event any demand for registration is made before we are ready to take on that burden, our resources could be significantly strained.

You may have limited rights. As an investor in the Regulation CF offering you will be considered a non-major investor under the terms of the notes offered, and therefore you will receive shares of a Shadow Series with certain limited rights. Shadow Series shareholders may receive a different liquidation preference, may not have voting rights, and will receive quarterly business updates by the company but may be limited in other information and inspection rights.

You can't easily resell the securities. There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities (or the equity securities into which they will eventually convert), and there might never be one. Further equity securities into which the notes may eventually convert have may have more stringent transfer restrictions that is required under Regulation CF. The company's current Preferred Shares have more stringent transfer restrictions and are subject to a right of first refusal. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

Partnership treatment is not assured. We have not obtained and will not seek to obtain a ruling from the Internal Revenue Service (the "IRS") or an opinion of counsel as to our status as a partnership for federal income tax purposes or as to any other issue. If the IRS determines that for tax purposes we are an association taxable as a corporation, investors would be deprived of certain tax benefits associated with the Offering with respect to the ability to take as a current deduction for tax purposes of your pro rata share of our operating losses.

There is the possibility of a tax audit. We cannot assure investors that our tax returns will not be audited by a taxing authority or that an audit will not result in adjustments to our returns. Any adjustments resulting from an audit may require you to file an amended tax return and to pay additional taxes plus interest, which generally is not deductible, and might result in an audit of your own return.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security that does not include a set maturity date and is not interest bearing. As such, there has been inconsistent treatment under state and federal tax law as to whether the Crowd Note can be considered a debt of the company, or the issuance of equity, and whether interest might be imputed. Investors should consult their tax advisers.

There is a possibility of the IRS challenging allocations of profit and loss. No assurance can be given that the IRS will not successfully challenge the allocations in the Operating Agreement and reallocate items of income, gain, loss, deduction and credit. Such a challenge could result in certain of the tax benefits to members being reduced or eliminated. You are recommended to consult your own tax advisers as to the tax consequences of investment in us.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

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Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

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You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

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Pitch Deck and Overview (2 files)
Product or Service (8 files)
Financials (2 files)
Investor Agreements (1 file)
Miscellaneous (1 file)

Juhi LLC Deal Updates

Feb 27

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the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

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